SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on notification of transactions of directors, persons discharging managerial responsibility or connected persons, dated February 06, 2006.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS
notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer
            should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete
            boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial
            instrument relating to the shares of the issuer
            (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11,
            13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Scottish Power plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324
(as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Pursuant to (iii)

3. Name of person discharging managerial responsibilities/director

Dr Nancy Wilgenbusch

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Dr Nancy Wilgenbusch

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Dr Nancy Wilgenbusch

6. Description of shares (including class), debentures or
derivatives or financial instruments relating to shares

Ordinary 50p Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Guaranty Nominees Limited

8 State the nature of the transaction

Automatic purchase of shares from contributions to the PacifiCorp Compensation Reduction Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

98 ordinary shares (24.5459 ADSs)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

US$10.18

14. Date and place of transaction

31 January 2006 Portland, Oregon

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,862

0.00%

16. Date issuer informed of transaction

6 February 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and
number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Donald McPherson 01698 396413

Name and signature of duly authorised officer of issuer responsible for making notification

Donald McPherson, Deputy Company Secretary

Date of notification

6 February 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: February 06, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary